UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             Schedule 13G

               Under the Securities Exchange Act of 1934
                          (Amendment No. 2)*


                       CSB Financial Group, Inc.
                           (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                               126289107
                            (CUSIP Number)




     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   126289107

(1)  Names of Reporting Persons and I.R.S. Identification Nos. of
     Above Persons (entities only):

     Centralia Savings Bank Employee Stock Ownership Trust
     EIN 37-1347926

(2)  Check the Appropriate Box if a Member of a Group (See
     Instructions)
     (a)  [ ]
     (b)  [ ]

(3)  SEC Use Only

(4)  Citizenship or Place of Organization:

     Illinois

     Number of Shares Beneficially Owned by Each Reporting Person with:

(5)  Sole Voting Power                  24,412
(6)  Shared Voting Power                None
(7)  Sole Dispositive Power             24,412

(8)  Shared Dispositive Power           None

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:

     24,412

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)

     Not Applicable.

(11) Percent of Class Represented by Amount in Row 9

     2.9%

(12) Type of Reporting Person (See Instructions)

     EP


                             SCHEDULE 13G


Item 1(a) Name of Issuer:

     CSB Financial Group, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

     200 South Poplar
     Centralia, Illinois 62801

Item 2(a) Name of Person Filing:

     Centralia Savings Bank Employee Stock Ownership Trust

Item 2(b) Address of Principal Business Office:

     200 South Poplar
     Centralia, Illinois 62801

Item 2(c) Citizenship:

     Illinois

Item 2(d) Title of Class of Securities:

     Common Stock

Item 2(e) CUSIP Number:

     126289107

Item 3    Check whether the person filing is a:

     (b)   X   Bank as defined in Section 3(a)(6) of the Act.

Item 4    Ownership.

     (a)  Amount Beneficially Owned:                   24,412
     (b)  Percent of Class:                            2.9%

          Number of shares as to which such person has:
     (i)  sole power to vote or to direct the vote:    24,412
     (ii) shared power to vote or to direct the vote:  None
     (iii)  sole power to dispose or to direct
            the disposition of:                        24,412
     (iv) shared power to dispose or to direct the
          disposition of:                              None

Item 5    Ownership of Five Percent or Less of a Class.

     As of July 22, 1997, the ESOP Trust ceased to be beneficial owner of more than 5% of the Issuer's Common Stock.

Item 6    Ownership of More Than Five Percent on Behalf of Another
          Person.

     Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
          Holding Company.

     Not Applicable.

Item 8    Identification and Classification of Members of the Group.

     Not Applicable.

Item 9    Notice of Dissolution of Group.

     Not Applicable.

Item 10  Certification.

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 /s/ K. Gary Reynolds                            February 10, 1998
--------------------------------             -------------------------
K. Gary Reynolds
Date
President, Centralia Savings Bank
Trustee for the Centralia Savings Bank
Employee Stock Ownership Trust